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                             August 23, 2023

       Zaichang Ye
       Chief Executive Officer
       SunCar Technology Group Inc.
       c/o Shanghai Feiyou Trading Co., Ltd.
       Suite 209, No. 656 Lingshi Road
       Jing   an District, Shanghai, 200072
       People   s Republic of China

                                                        Re: SunCar Technology
Group Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
17, 2023
                                                            CIK No. 0001936804

       Dear Zaichang Ye:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Elizabeth Fei Chen